Exhibit 99.4

KPMG LLP

Bay Adelaide Centre

Suite 4600

333 Bay Street

Toronto ON M5H 2S5

Tel 416-777-8500

Fax 416-777-8818

www.kpmg.ca

Consent of Independent Registered Public Accounting Firm

The Board of Directors

GFL Environmental Inc.

We consent to the use of:

•

our report dated February 10, 2022 on the consolidated financial statements of GFL Environmental Inc. (the “Entity”), which comprise the consolidated statement of financial position as of December 31, 2021, the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for the year ended December 31, 2021, and the related notes, and

•	our report dated February 10, 2022 on the effectiveness of the Entity’s internal control over financial reporting as of December 31, 2021 each of which is included in the Annual Report on Form 40-F of the Entity for the fiscal year ended December 31, 2021.

We also consent to the incorporation by reference of such reports in Registration Statement No. 333-236949 on Form S-8 and Registration Statement No. 333-255184 on Form F-10.

Chartered Professional Accountants

Licensed Public Accountants

February 10, 2022

Toronto, Canada

KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. KPMG Canada provides services to KPMG LLP.